 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Investment plan for 2022

São Paulo, April 25, 2022 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, “Ultrapar”) informs its investment plan for 2022.

2022 Organic investment plan¹

Ultrapar's consolidated investment plan for 2022, considering continuing operations, totals R$ 1,672 million, an amount greater than that invested in the last two years.

The portion of investments focused on expansion prioritizes investments for the continuity of growth of the businesses, through capacity expansions and efficiency and productivity gains.

Ipiranga's expansion investments are focused on (i) the optimization of the network, by branding new service stations with larger throughput, (ii) the expansion of the logistics infrastructure, with the construction of new operating bases in Fortaleza (state of Ceará), Marabá (state of Pará) and Rio Verde (state of Goiás) and (iii) the expansion of AmPm's company-operated stores and franchises.

Ultragaz's investments will mainly be directed to the expansion and requalification of tanks to new customers in the bulk segment, in addition to revitalization and opening of resale spots.

Ultracargo will focus its investments on expansion mainly on the grant of the Vila do Conde terminal (Belém, state of Pará), on the expansion of the IQI13 area in the Itaqui port (state of Maranhão) and on the renewal of the lease agreement in Santos (state of São Paulo).

The portion focused on maintenance will be directed to the sustaining of the businesses and includes mainly investments in maintenance of assets, safety, information technology, and the renovation and remodeling of sale spots.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2022

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)